FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December, 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 8, 2020, announcing that Gilat Receives Multi-Million-Dollar Order for a US Department of Defense Tactical Communications Program.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated December 8, 2020	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Receives Multi-Million-Dollar Order for a US
Department of Defense Tactical Communications Program

New generation of Wavestream Block Upconverters successfully meet DoD program's requirement for interoperability on multiple satellite constellations at multiple frequencies

Petah Tikva, Israel, December 08, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that its subsidiary Wavestream received a multi-million-dollar order from a customer in support of a military communications program run by the US Department of Defense (DoD). New generation of Wavestream Block Upconverters (BUCs) successfully meet DoD program's requirement for interoperability on multiple satellite constellations at multiple frequencies.

Wavestream's newly redesigned Matchbox 20W Ka-band BUC is the most compact outdoor-rated Ka-band BUC ever developed by Wavestream. This unit rounds out Wavestream’s Ka-band Matchbox product portfolio as a small but powerful BUC capable of connecting to multiple Low Earth Orbit (LEO) and Geostationary Orbit (GEO) satellite constellations in multiple Ka-band frequency lineups.

Additionally, the brand new MicroStream 20W Ku BUC is designed to be tightly integrated within the electronics enclosure of the terminal and has been specifically developed with size, weight and power (SWaP) in mind. It is indicative of the incredibly flexible capability set that Wavestream offers its customers when it comes to deeply integrated RF solutions.

"Wavestream has supported its military communications customers since the earliest days of the company, and these two leading products demonstrate our commitment to adapt to evolving customer requirements,” said Bob Huffman, Wavestream’s General Manager. “We are helping our customer interoperate on multiple satellite constellations at multiple frequencies, and we are honored to continue to support this program with a new generation of technology and products.”

About Wavestream
Wavestream, a Gilat subsidiary is the industry leader in the design and manufacture of next generation satellite communications high power transceivers for In Flight Connectivity, Ground Mobility and Gateway markets. Since 2001, we provide system integrators with field-proven, high performance Ka, Ku and X band Solid State Power Amplifiers (SSPAs), Block Upconverters (BUCs), Block Down Converters and Transceivers. We design, manufacture and repair our products in-house and have delivered over 40,000 systems in the past 15 years. Wavestream products provide high quality and reliability under the harshest environmental conditions and we are currently certified to ISO 9001:2008 and AS9100D standards. For further details please visit www.wavestream.com

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

GK Investor and Public Relations
Ehud Helft, Managing Partner
ehud@gkir.com